Exhibit 99.1

Concord Medical Announces Changes in Management

BEIJING, September 30, 2022 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a healthcare provider specialized in cancer treatment, research, education and prevention by establishing proton centers and cancer hospitals and operating an extensive network of radiotherapy and diagnostic imaging centers in China, today announced changes in its management.

Mr. Yaw Kong Yap has stepped down from his role as the chief financial officer and president of the Company due to reaching retirement age, effective from September 30, 2022. Mr. Yap will continue to advise the Company going forward. Mr. Boxun Zhang, who previously served as an independent director of the Company, agreed to be and was appointed as the successor chief financial officer, effective from September 30, 2022.

The Company received a letter of resignation from each of Mr. Boxun Zhang and Dr. Weibo Yin, both notifying the Company of his resignation as an independent director of the Company and all his positions in the board of directors of the Company (the “Board”) and its relevant committees for personal reasons not resulting from any disagreement with the Company on any matter relating to the Company’s operations, policies or practice, effective from September 29, 2022.

Mr. Wayne Yu agreed to be and was appointed as a new independent director to serve on the Board, effective from September 30, 2022. Mr. Wayne Yu was also appointed to serve as a member and chairman of the audit committee of the Board and a member of the compensation committee of the Board. Mr. Hongzhong Liu agreed to be and was appointed as a new independent director to serve on the Board, effective from September 30, 2022. Mr. Hongzhong Liu was also appointed to serve as a member of the audit committee of the Board. Biographical information relating to Mr. Wayne Yu and Mr. Hongzhong Liu is set out as follows.

Mr. Wayne Yu has served as a professor at City University of Hong Kong since March 2015. Prior to that, Mr. Yu worked at The Hong Kong Polytechnic University from September 1999 to February 2015, and at Queen’s University from July 1998 to August 1999. In addition, Mr. Yu serves as an independent director for a number of companies listed in Hong Kong and mainland China. He is a CFA® charterholder and a member of the Honorary Advisory Panel to the Financial Reporting Council (FRC), a statutory regulatory body for auditors of listed companies in Hong Kong. He received his Ph.D. in finance from University of Alberta in November 1997.

Mr. Hongzhong Liu has served as a professor at Shanghai International Studies University since January 2020. Mr. Liu is the vice president of China Society of World Economics and the vice executive secretary of Chinese Association of Asia-Pacific Studies. He served as the dean of School of International Studies of Liaoning University from March 2012 to October 2019, and served various teaching positions at Liaoning University since July 1999. Mr. Liu was a visiting scholar at George Washington University from January 2015 to June 2015, at Washington University in St. Louis from August 2007 to July 2008, and at KDI School of Public Policy and Management August 2001 to July 2002. He has published numerous books and articles, and presided over 15 important projects including a major project supported by National Social Science Fund of China. He received his Ph.D. in world economics from Liaoning University in June 1999.

The Company received a letter of resignation from Dr. Matthew D. Callister, notifying the Company of his resignation as the chief medical officer of the Company for personal reasons not resulting from any disagreement with the Company on any matter relating to the Company’s operations, policies or practice, effective from September 30, 2022.

“We would like to express our sincere gratitude to our managements, Mr. Yaw Kong Yap and Dr. Matthew D. Callister, and our independent directors, Mr. Boxun Zhang and Dr. Weibo Yin, for all the efforts and contributions over the past years,” commented Dr. Jianyu Yang, chairman and chief executive officer of the Company. “In the meantime, we are pleased to announce the appointments of Mr. Boxun Zhang as our chief financial officer and Mr. Wayne Yu and Mr. Hongzhong Liu as our independent directors. Each of them brings a wealth of professional knowledge and expertise to Concord Medical. We look forward to working closely with them to continue to create value for our shareholders.”

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider featuring a full cycle of premium oncology services including cancer diagnosis, treatment, education and prevention. The Company focuses on providing multidisciplinary cancer care in all aspects of oncology healthcare services in its cancer hospitals and equipping them with technologically advanced equipment such as the state-of-the-art proton therapy system. The Company is striving to improve the quality and accessibility of cancer care through its network of self-owned cancer hospitals and clinics as well as partnered hospitals across China. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Investor Relations

+86 10 5903 6688

ir@ccm.cn